Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57826-0005-Letters

Web site: www.langmichener.com

Direct Line: (604) 691-7445
Direct Fax Line: (604) 893-2679
E-Mail: tdeutsch@lmls.com

May 1, 2006

Delivered and via facsimile (to (202) 772-9206)

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention:     Ms. Goldie B. Walker, Financial Analyst

Dear Ms. Walker:

Re:

Jackson Ventures, Inc. (the "Company")
File No. 333-132549
Filing of Amendment No. 1 to Form SB-2 filed on March 17, 2006 and Response to SEC Initial Comment Letter dated March 24, 2006

We are counsel for the above-referenced Company and we are pleased to confirm that, in furtherance of our most recent letter with draft response materials in this matter, and further to your (Mr. Walker's) recent telephone message in connection with the same, the Company has now formally amended its Registration Statement on Form SB-2 (the "Registration Statement" or "prospectus" as the context so requires) in accordance with the comments of the reviewing staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in the SEC's initial comment letter dated March 24, 2006 (the "SEC Letter") in this matter and, in furtherance of the same, we hereby also provide the SEC with the following responses to the comments of the Staff as set forth in the SEC Letter and, as applicable, as now reflected in the Company's Registration Statement.

On behalf of the Company we are now pleased to enclose, as recently discussed and now requested, a copy of the Company's Amendment No. 1 to the Registration Statement of the Company in this matter (including two further courtesy copies for the Staff's ease of review) together with a complete comparative copy of the same (including two further courtesy copies) which, we confirm on behalf of the Company, necessarily indicates each of the revisions which have now been made to the enclosed Registration Statement since the Company's initial filing in this instance on March 17, 2006. In this regard we also confirm the enclosed Registration Statement has now been submitted electronically pursuant to Regulation S-T on this same day.

The following, we reaffirm, are the Company's proposed responses addressing the comments in the SEC Letter. We also confirm that the comments in the SEC letter are sequentially numbered and that the answers set forth hereinbelow refer to each of the comments by number and by citing the location of each response thereto in the enclosed Registration Statement where applicable. We also confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed Registration Statement marked to show changes to the Registration Statement as delivered by courtesy copy and may not directly correspond to the unmarked or Edgar versions filed.

As a preliminary statement we again thank both you and the remaining Staff very much for the opportunity of working with you in connection with the Company's Registration Statement filing.

Comments and Response to Comments

The Staff's general statements have been noted and, in this regard, and in general response to the statements which precede the following specific comments as set forth in the SEC Letter and as responded to hereinbelow, we initially confirm, on behalf of the Company, and as set forth in the SEC Letter, that the Company is informed that Mr. Whittingham, one of the Company's directors, was indeed also a director of Fortune Partners, Inc. ("Fortune") until the completion of Fortune's acquisition of Power Air Tech, Inc. on or about September 30, 2005. In addition we also confirm, on behalf of the Company, that the Company is informed that Fortune completed its originally proposed and initial plan of operations in or about early July of 2005 by virtue of the then completion; and the appropriate disclosure thereof on Current Report on Form 8-K; of its previously disclosed (by way of its initial Registration Statement on Form SB-2) exploration program on its silver resource mineral claims which, the Company is further informed, Fortune still owns and has the right to develop further if it should so choose.

We also confirm, on behalf of the Company, that each of Fortune, originally, and the Company appear to have similar resource-based plans of operations; albeit with resource mineral claims of different location and makeup; and that the writer and the writer's firm have been and continue to be general corporate and securities counsel for both companies; together with, we might add, numerous other domestic and foreign private issuers to varying degrees and with differing makeups whose securities trade on various recognized exchanges and on the over-the-counter market in the United States. In addition, we also confirm, on behalf of the Company, that each of Fortune's and the Company's original Registration Statements on Form SB-2 represented and represent, presently, selling shareholder offerings; albeit to differing degrees, amounts and with a substantially different group of selling shareholders; and that James Gheyle, a director of the Company, was a selling; but passive and less than 5%; shareholder under the Fortune original Registration Statement on Form SB-2.

Comment

a. Please disclose the relationships among the Jackson Ventures selling shareholders who were also selling shareholders or are related to selling shareholders in Fortune Partners' registration statement. Further, please tell us the contacts, including the names of individuals participating in those contacts, leading to the investment in Jackson Ventures by those Fortune Partners selling Shareholders. In this regard, please describe the activities of Mr. Deutsch.

Response to Comment

The Staff's comments have been noted and in this regard we confirm, on behalf of the Company, that the Company has determined that there were three common and two related selling shareholders as between the Company and the then referenced Fortune; that being Dimka Boussy (a relative of Mr. Gheyle and Michael Gheyle who are Company selling shareholders), Louis Gheyle (a relative of Mr. Gheyle and Michael Gheyle) Carla Temple (a relative of Justin Temple who is a Company selling shareholder), Chen Zou and Mr. Gheyle himself (through his holding company in Fortune; that being SM Capital Ltd.). We also confirm, on behalf of the Company, that the Company has determined that the subject common and/or related selling shareholders were and are all acquaintances of either Messrs. Whittingham and/or Gheyle. In addition we also confirm, on behalf of the Company, that the Company is informed that due, in part, to the referenced completion by Fortune of its material acquisition in September of 2006, together with the resignation of Mr. Whittingham as a director of Fortune predicated thereon, Messrs. Whittingham and Gheyle then determined to commence a further resource-based company; the Company; and thereupon contacted and accepted the seed capital subscriptions of the referenced common and/or related Company selling shareholders as a consequence thereof.

Comment

b. Given the similarities and connections between Fortune Partners and Jackson Ventures and Fortune Partners' reverse merger activities, please revise the Jackson Ventures' registration statement to comply with Rule 419. If you do not believe Rule 419 applies to Jackson Ventures' offering, please add disclosure to the Form SB-2 prospectus explaining why Jackson Ventures is not a blank cheque company within the meaning of Rule 419. In this regard, disclose the history of Fortune Partners including its reverse merger shortly following effectiveness of its Form SB-2, the various connections and similarities between Fortune Partners and Jackson Ventures and why the reverse merger activities conducted by Fortune Partners are not indicative of the proposed activities of Jackson Ventures.

Response to Comment

The Staff's comments have been noted and in this regard we confirm, on behalf of the Company, that, in summary, and as a result of the factual statements contained hereinabove together with the submissions contained hereinbelow, the Company respectfully submits that it is of the view that Rule 419 in no manner applies to the Company and that, as a consequence thereof, an attempt by the Company to add disclosure to its current Form SB-2 prospectus in order to differentiate what is otherwise not applicable would be confusing and misleading. The same rationale, we respectfully submit, would apply if an attempt were now made by the Company to describe the limited and above-referenced factual similarities between Fortune and the Company in its Registration Statement so as to confirm that the Company's proposed plan of operations are not those now having resulted in Fortune. In this regard we respectfully confirm, on behalf of the Company, that, in its view, the Company is not a "blank check" company within the general meaning of Rule 419.

In support of the above submissions we confirm, on behalf of the Company, that the Company does not meet the definition of "blank check company" within the meaning of paragraph "a.2.i" of Rule 419; in that the Company does have a specific business plan or purpose as set forth in numerous places of its enclosed Registration Statement as follows:

"OVERVIEW

We are an exploration stage company engaged in the acquisition and exploration of mineral properties. We own 13 mineral claims located in the La Plata Mountains and La Plata Mining District of southwest Colorado covering an area of approximately 260 acres that we believe are prospective for gold and copper mineral deposits. These mineral claims do not contain any substantiated mineral deposits or reserves of minerals. Minimal exploration has been carried out on these claims. Accordingly, additional exploration of these mineral claims is required before any determination as to whether any commercially viable mineral deposit may exist on our mineral claims. Our plan of operations is to carry out preliminary exploration work on our mineral claims in order to ascertain whether our mineral claims warrant advanced exploration to determine whether they possess commercially exploitable deposits of gold and copper. We will not be able to determine whether or not our mineral claims contain a commercially exploitable mineral deposit, or reserve, until appropriate exploratory work is done and an economic evaluation based on that work concludes economic viability.

We acquired our mineral claims in December of 2005. We have obtained a geological report on our Colorado claims that has recommended an exploration program on our property. We have determined to proceed with the first phase of this recommended exploration program. The estimated cost of this exploration program is $19,000. At December 31, 2005, we had cash of $75,959 and working capital of $69,021. Accordingly, we have sufficient funds to enable us to complete this initial phase of our exploration program. We will, however, require additional financing in order to complete full exploration of our mineral claims to determine whether any mineral deposit exists on our minerals claims. Even if we determine that a mineral deposit exists on our mineral claims, an economic evaluation must be completed before the economic viability of commercial exploitation of our mineral claims could be completed. Both advanced exploration and an economic determination will be contingent upon the results of our preliminary exploration programs and our ability to raise additional financing in order to proceed with advanced exploration and an economic evaluation. There is no assurance that we will be able to obtain any additional financing to fund our exploration activities....

PLAN OF OPERATIONS

Our plan of operations for the next twelve months is to complete the following objectives within the time periods specified, subject to our obtaining the funding necessary for the continued exploration of our mineral claims:

    Register our shares for resale by our existing shareholders under this prospectus and then obtain a trading symbol to trade our shares over the OTC Bulletin Board. Our first milestone is to register our shares for resale by existing shareholders under this prospectus and then obtain a trading symbol to trade our shares over the OTC Bulletin Board. We began this process on January 1, 2006, upon closing of our subscriptions, and expect to receive an effective date of registration by July to August of 2006. We will then apply to the NASD for a trading symbol to begin trading our shares on the OTC Bulletin Board. This is expected to be completed by the end of September of 2006. The remaining costs are expected to be less than $15,000 to complete this milestone. The nature of these costs are audit, legal, edgarizing, transfer agent fees and SEC registration costs.

    We plan to conduct phase one of our recommended exploration program on our mineral claims. Phase one will consist of channel sampling of adit with assays for copper, silver, gold, platinum and palladium to define targets for further work, and is estimated to cost approximately $19,000. We expect to commence this first phase of our exploration program in July of 2006 depending on the availability of personnel and equipment. Phase one is expected to take approximately four weeks to complete.

    If warranted by the results of phase one, we intend to proceed with a further phase of a recommended exploration program. At present we are not aware what such further phase will cost. We anticipate that we will have to raise additional funding in order to conduct any such phase two work program.

    We anticipate spending approximately $1,000 in ongoing general and administrative expenses per month for the next twelve months, for a total anticipated expenditure of $12,000 over the next twelve months. The general and administrative expenses for the year will consist primarily of professional fees for the audit and legal work relating to our regulatory filings throughout the year, as well as transfer agent fees, annual mineral claim fees and general office expenses.

As at December 31, 2005, we had cash reserves of $75,959 and working capital of $69,021. We anticipate that our cash and working capital will be sufficient to enable us to complete phase one of our exploration program and to pay for the costs of this offering and our general and administrative expenses for the next 12 months. However, our ability to complete phase two of the recommended work program will be subject to us obtaining additional financing as these expenditures will exceed our cash reserves.

During the 12 month period following the date of this registration statement, we anticipate that we will not generate any revenue. Accordingly, we will be required to obtain additional financing in order to continue our plan of operations. We believe that debt financing will not be an alternative for funding additional phases of exploration as we do not have tangible assets to secure any debt financing. We anticipate that additional funding will be in the form of equity financing from the sale of our common stock. However, we do not have any financing arranged and we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund phase two of our exploration program. In the absence of such financing, we will not be able to continue exploration of our mineral claims and our business plan will fail. Even if we are successful in obtaining equity financing to fund phase two our exploration program, there is no assurance that we will obtain the funding necessary to pursue any advanced exploration of our mineral claims following the completion of phase two. If we do not continue to obtain additional financing, we will be forced to abandon our mineral claims and our plan of operations.

We may consider entering into a joint venture arrangement to provide the required funding to develop the mineral claims. We have not undertaken any efforts to locate a joint venture partner for the mineral claims. Even if we determined to pursue a joint venture partner, there is no assurance that any third party would enter into a joint venture agreement with us in order to fund exploration of our mineral claims. If we entered into a joint venture arrangement, we would likely have to assign a percentage of our interest in our mineral claims to the joint venture partner....".

Having said that, however, and perhaps to more completely address the Staff's possible or perceived concern or issue in this respect, we confirm, on behalf of the Company, that the Company has now added the following additional disclosure in its enclosed Registration Statement filing in this instance, as now set forth on page 24 of the enclosed Registration Statement as follows:

"Our company is not presently a "blank check company" within the meaning of Rule 419 of the SEC, in that our company has a specific business plan and plan of operations as set in this prospectus. If, however, during any period in which offers or sales for any of our company's securities are being made, a significant acquisition becomes probable, our company shall be required to promptly file a post-effective amendment to this Registration Statement disclosing the information specified by the applicable registration statement form and Industry Guidelines, including financial statements of the registrant and the company to be acquired as well as pro forma financial information required by the form and applicable rules and regulations. At that point in time, if any, other provisions of Rule 419 may then become applicable to our company.";

and, on behalf of the Company, we respectfully submit that the foregoing disclosure should more than adequately address the Staff's concern or issue in this regard.

Comment

c. Please revise Mr. Whittingham's business experience description to disclose his position with Fortune Partners.

Response to Comment

The Staff's comment has been noted and we confirm that, in accordance with the Staff's comment, the Company has now added the following disclosure respecting Mr. Whittingham's previous position with Fortune on page 20 of the enclosed Registration Statement as follows:

"From December 1, 2004 until September 30, 2005, Mr. Whittingham was a non-executive director of Fortune Partners, Inc.; which has recently changed its name to Power Air Corporation and whose common shares presently trade on the OTCBB; a development stage company which was previously and principally involved in mineral exploration and development.".

We trust that each of the foregoing and the enclosed amendments to the Company's Registration Statement filing are clear and satisfactory for this point in time and, in addition, will satisfy the comments of Staff as contained in the SEC letter. However, should the SEC have any further questions or comments respecting any of the same, or should the SEC require any further information or documentation respecting the Company in this regard, please do not hesitate to immediately contact the writer at any time.

On behalf of the Company we sincerely thank and appreciate the SEC's prompt attention to and ongoing cooperation in this matter, and we now welcome our receipt from the SEC of any final questions or comments which the SEC may have in this matter and at the SEC's earliest convenience hereafter. In this regard we confirm that we presently intend to communicate further with the SEC by the middle of next week and, at that time and if appropriate, then provide in writing the Company's request for an acceleration of an effective date for its Registration Statement at least two business days therefrom. In the interim we remain, always,

Yours very truly,

Thomas J. Deutsch
for Lang Michener llp

TJD

Enclosures
ec: The Company (w/copy of Enclosures)